UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2010

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93 –

Company Registry (NIRE) 353.001.861-33

EXCERPT FROM THE MINUTES OF THE 158th MEETING OF THE BOARD OF
 DIRECTORS HELD ON AUGUST 25 2010

1. DATE, TIME AND PLACE: On the 25th (twenty-fifth) day of August 2010, at 10:00 a.m., at the headquarters of CPFL Energia S.A. ("CPFL Energia" or "Company"), located at Rua Gomes de Carvalho, no. 1510, 14th floor, in the city of São Paulo, State of São Paulo.

2. CALL: The meeting was called pursuant to Paragraph 2 of Article 18 of the Bylaws of CPFL Energia.

3. ATTENDANCE: All members of the Board of Directors ("Board") and the Board of Executive Officers.

4. OFFICERS: Chairman - Murilo Cesar Lemos dos Santos Passos, and Secretary - Gisélia Silva.

5. ISSUES DISCUSSED AND RESOLUTIONS:

The reading of the Agenda, already known to all present, was waived. It was resolved that the minutes of this meeting would be drawn up in summary form, offering the right of submission of statements and dissent, to be filed at the Company's headquarters, and publication in summary form without the signatures of the Members was approved.

It also was registered that the votes of the Members appointed by the controlling shareholders would be counted pursuant to items 5.1 and 7.1 of the Shareholders Agreement filed by the Company, dated March 22, 2002, as amended on August 27, 2002, November 5, 2003 and December 6, 2007.

Upon examination of the topics on the Agenda, the following matters were taken up and deliberated by the Members present:

(i)	Were informed about the subjects addressed by the Projects Evaluation Commission in August of this year and the nomination of Mr. RICARDO CARVALHO GIAMBRONI as Coordinator of the Commission;

(ii)	Discussed with the CEO the main facts concerning the performance of the Company in July;

(iii)	Approved by unanimous vote and without any restrictions, the minutes of the 156th and 157th Meetings of the Board of Directors held on July 28 and August 11, 2010, respectively;

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93 –

Company Registry (NIRE) 353.001.861-33

(iv)

Approved by unanimous vote and without any restrictions based on item "u" of Article 18 of the Bylaws of the Company and Board of Executive Officers Resolution no. 2010088, the contracting by CPFL Energia of letters of bank guarantee, totaling up to R$ 213,000,000.00 (two hundred and thirteen million reais), to replace the collateral at the time of release of the 3rd (third) and 5th (fifth) portions and the guarantee for the release of the 7th (seventh) portion of financing obtained by Foz Chapecó Energia S.A. ("Foz Chapecó") from the National Bank of Economic and Social Development ("BNDES"), the amount corresponding to the ownership interest held by Furnas Centrais Elétricas S.A. ("Furnas") in Chapecoense Energia S.A. ("Chapecoense"), to be issued by Banco Santander Brasil S.A. (“Santander"), in favor of the BNDES, and Banco Itaú BBA S.A. ("Itau BBA"), in favor of the BNDES and the Onlending Banks;

(v)

The Members representing the controlling shareholders, as provided in item "p" of Article 18 of the Bylaws, approved the proposal of the Board of Executive Officers regarding the agreement of the Company during the Restricted Hearing organized by the Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA") to amend the Novo Mercado Listing Rules;

Mrs. Ana Dolores Moura Carneiro de Novaes, Independent Member, stated her favorable vote regarding items 4.9 and 9.1 and followed the vote of the remaining Members, including in relation to items 4.3 and 4.8, regarding the defined control type of the Company;

(vi)

Approved by unanimous vote and without any restrictions in terms of items "p" and "u" of Article 18 of the Bylaws of the Company, the acquisition by the subsidiary CPFL Comercialização Brasil S.A. ("CPFL Brasil”), of electric power from a government-incentivated source, for the period from August 1, 2010 to December 31, 2020, at an amount of up to R$ 49,123,574.96 (forty-nine million, one hundred and twenty-three thousand, five hundred and seventy-four reais and ninety centavos), and the provision of guarantees, under the conditions described in CPFL Brasil Board of Executive Officers Resolution no. 2010088;

(vii)

Approved by unanimous vote and without any restrictions, pursuant to item "u" of Article 18 of the Bylaws of the Company, and pursuant to Board of Executive Officers Resolution no. 2010086, to raise the ceiling for contracting of performance bonds issued and to be issued by Companhia Paulista de Força e Luz ("CPFL Paulista"), Company Piratininga de Força e Luz ("CPFL Piratininga"), Rio Grande Energia S.A. ("RGE") and Companhia Jaguari de Energia ("CPFL Jaguari" and, together with the other subsidiaries (the "Subsidiaries"), along with J. Malucelli Seguros S.A. ("J. Malucelli"), going from R$ 300,000,000.00 (three hundred million reais) to up to R$ 450,000,000.00 (four hundred and fifty million reais), through a guarantee to be given to J. Malucelli by the Company in the form of a warranty, recommending to the Company's representatives on the management bodies of the Subsidiaries to vote to increase the respective limits of the contracting of insurance policies, subject to observance of the aggregate limit for all Subsidiaries (Board of Executive Officers Resolutions nos. 2010116, 2010093, 20101765 and 2010064);

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93 –

Company Registry (NIRE) 353.001.861-33

(viii)

Approved by unanimous vote and without any restrictions, pursuant to items "p" and "u" of the Bylaws of the Company and pursuant to CPFL Geração de Energia S.A. ("CPFL Geração") Board of Executive Officers Resolution no. 2010062, the authorization for the Board of Executive Officers of CPFL Geração to take the necessary measures for the participation of six subsidiaries (the "Subsidiaries") in the ANEEL Reserve Power Auction - Wind Power no. 05/2010 and/or the ANEEL Alternative Sources of Generation Auction no. 07/2010 (together "the auctions"), scheduled for August 26, 2010, and recommended that the representatives of the Company on the management bodies of CPFL Geração and the Subsidiaries vote to approve the arrangements for participation in the auctions, in compliance with the decisions herein taken;

It was noted that this matter was previously reviewed by the Projects Evaluation Commission;

(ix)

Recommendedto the representatives of CPFL Energia at the General Shareholders’ Meeting of CPFL Bio Ipê S.A. ("CPFL Bio Ipê”) to vote in favor of the approval/ratification of the following matters, in accordance with its Board of Executive Officers Resolution no. 2010007: (a) APPROVAL/RATIFICATION OF AN INCREASE OF ITS CAPITAL STOCK; and (b) RATIFICATION OF THE AMENDMENT TO THE TEXT OF ART. 5 OF ITS BYLAWS.

6. CLOSURE: There being no further business, the meeting was closed, after which these minutes were drawn up, read, approved and signed by the members present and by the Secretary. Murilo Passos, Robson Rocha, Francisco Caprino Neto, Claudio Palaia, Ricardo Giambroni, Martin Glogowsky, Ana Novaes and Gisélia Silva, Secretary.

This is a free English translation of the extract from the original minutes drafted to the Minutes Register.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 9, 2010

CPFL ENERGIA S.A.

By:	/S/ WILSON P. FERREIRA JÚNIOR
Name: Title:	Wilson P. Ferreira Júnior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.